ASSET PURCHASE AGREEMENT

        This Asset Purchase Agreement (the “Agreement”), is made and entered into this 31st day of August, 2002, by and among Paymentech, L.P., a Delaware limited partnership (“Purchaser”), NXT Corporation, a Delaware corporation (“Seller”) and U.S. Wireless Data, Inc., a Delaware corporation and sole shareholder of Seller (“Parent"). Certain capitalized terms used herein are defined in” Section 9.10.

RECITALS

        Seller is a provider of dial-up, frame relay and Internet-based transport, message re-formatting and protocol management services to banks, third party processors and acquirers for the purposes of facilitating the delivery of electronic payment transactions originating from stand-alone dial-up point-of-sale terminals and integrated point-of-sale systems deployed primarily at restaurants, hotels and retail stores and as provided and billed to customers as part of the Customer Contracts (as defined below) (the “Business”).

        Purchaser desires to purchase, and Seller desires to sell, certain assets of Seller associated with the Business, and Seller desires to transfer, and Purchaser desires to assume, certain liabilities of Seller arising in connection with the Business, all upon the terms and conditions and subject to the exceptions set forth in this Agreement.

        Parent is executing this Agreement for the purpose of making representations and warranties and undertaking certain indemnification obligations as provided herein.

        NOW, THEREFORE, in consideration of the recitals and of the mutual agreements of the parties contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE 1.

SALE AND PURCHASE

         1.1. Included Assets. Upon the terms and subject to the conditions of this Agreement, Purchaser agrees to purchase, accept, and acquire from Seller, and Seller agrees to sell, transfer, assign, convey, and deliver to Purchaser, at the Closing, all right, title, and interest in and to the following assets used in the operation and conduct of the Business (the “Acquired Assets”):

        (a) The customer contracts listed on Schedule 1.1(a) hereto (the “Customer Contracts”);

         (b) All of Seller’s fixed assets (including computer hardware and telecommunications equipment, media and tools), goods, equipment, and furniture listed on Schedule 1.1(b) (the “Equipment”);

         (c) The contracts, agreements, software and other intellectual property licenses, commitments, arrangements, and permissions listed on Schedule 1.1(c) (the “General Contracts”);

         (d) The entire leasehold, rental, or other interest arising under or pursuant to leases of equipment, including computer hardware and telecommunications equipment, media, and tools listed on Schedule 1.1(d) (the “Leases”);

         (e) Subject to all applicable legal requirements, all business and marketing records, including accounting and operating records, regulatory records, asset ledgers, inventory records, reports, budgets, personnel and payroll information related to employees of Seller to be employed by Purchaser, customer lists, supplier lists, information and data respecting leased or owned Equipment, correspondence and mailing lists, and other business records, in each case used solely in the operation and conduct of the Business or the Acquired Assets, in whatever form they exist (the “Business Records”);

         (f) To the extent assignable, all governmental approvals, authorizations, certifications, consents, variances, permissions, licenses, and permits to or from, or filings, notices, or recordings to or with, federal, state, and/or local governmental authorities as well as states and jurisdictions outside of the U.S., related primarily to the Business and as listed on Schedule 1.1(f) (the “Authorizations”);

        (g) The intangible rights and property of Seller, including the Intellectual Property Assets, going concern value, goodwill and those items listed on Schedule 1.1(g);

        Except to the extent provided in Section 7.4, the term “Intellectual Property Assets” means all intellectual property owned by Seller in which Seller has a proprietary interest related to the Business, including:

                 (i) the name “NXT”, and all assumed fictional business names, trade names, registered and unregistered trademarks, service marks and applications of Seller;

                 (ii) all registered and unregistered copyrights of Seller in both published works and unpublished works;

                 (iii) all computer software (including source code, object executable or binary code, objects, comments, screens, user interfaces, and all files, data, materials, manuals and other items and documentation related thereto), technical information, data, process technology, plans, drawings and blue prints of Seller; and

                 (iv) all rights in internet web sites and internet domain names presently used by Seller exclusively, but not those which Seller shares with Parent or Parent’s other subsidiaries or divisions.

         (h) All prepaid expenses (the “Prepaid Expenses”) listed on Schedule 1.1(h) including, but not limited to, rents and credits paid by Seller relating to the Business, but not deposits relating to leases of real or personal property or rental income from the sublease of real property other than the security deposit relating to the HQ Lease (as defined below); and

        (i) All claims of Seller against third parties relating to the Acquired Assets, whether known or unknown, contingent or non-contingent.

         1.2. Title to and Transfer of Acquired Assets. Seller agrees to convey to Purchaser good, marketable and transferable title to all of the Acquired Assets, free of all Liens other than Permitted Liens, by appropriate documents of transfer and sale, including such bills of sale, endorsements and assignments, and other good and sufficient instruments of bargain and sale, in such form as shall be reasonably approved and deemed appropriate by legal counsel for Purchaser. “Lien” means any mortgage, pledge, assessment, security interest, lease (except for Leases), lien, adverse claim, levy, charge or other encumbrance of any kind (except that the Customer Contracts, General Contracts and Leases shall not be deemed encumbrances), or any conditional sale contract, title retention contract or other contract to give any of the foregoing, and “Permitted Lien” means (a) any statutory Lien arising in the ordinary course of business by operation of Law with respect to a liability that is not yet due or delinquent, and (b) Liens listed on Schedule 1.2.

        1.3. Excluded Assets. Notwithstanding the foregoing, the Acquired Assets shall not include any of the following (collectively, the “Excluded Assets”):

         (a) all corporate seals, certificates of incorporation, minute books, stock books, tax returns, books of account or other records having to do with the corporate organization of Seller and copies of Business Records;

        (b) the rights which accrue or will accrue to Seller under this Agreement;

        (c) the rights to any of Seller's claims for any federal, state, local, or foreign tax refunds;

        (d) Except for the Agreement between HQ Metro Bethesda Center d/b/a HQ Global Workplaces, Inc. and Parent listed on Schedule 1.1(c) (the “HQ Lease”), the entire leasehold, rental, or other interest arising under or pursuant to leases of:

                 (i) real property, including buildings, structures, and other improvements located thereon, fixtures contained therein, and appurtenances thereto, and easements and other rights relative thereto;

                 (ii) office furniture; and

                 (iii) other personalty;

         (e) all insurance and reinsurance, surety, bonding, or indemnity policies, binders, or contracts, and the benefits of any prior insurance coverage to the extent still available, as established or obtained with respect to the Business or the Acquired Assets on or prior to the Closing Date and related claims and refunds;

        (f) all assets of Seller not used primarily in the operation of Business;

        (g) all accounts receivable and other rights to payments from customers related to the Business (the “Accounts Receivable”);

         (h) all deposits, deposit accounts, and investments plus all other cash, cash equivalents, deposits, deposit accounts, and investments arising from the Business (other than deposits listed in Section 1.1(h)); and

        (i) the other assets, properties or rights disclosed in Schedule 1.3(i).

ARTICLE 2.

ASSUMPTION OF LIABILITIES BY PURCHASER

         2.1. Assumed Liabilities. At and after the Closing, Purchaser shall assume and pay in a timely fashion and be responsible only for the duties, obligations and liabilities of Seller that arise out of the Business or the Acquired Assets and that are specifically identified as an assumed liability (the “Assumed Liabilities”). The Assumed Liabilities shall include only the following liabilities:

        (a) obligations under the Customer Contracts, Leases, Authorizations and General Contracts arising after the Closing; and

        (b) the additional items identified on Schedule 2.1.

        2.2. Liabilities Not Assumed. Other than the Assumed Liabilities identified in Section 2.1, Purchaser shall not assume or be responsible for any liabilities or obligations of Seller (the “Excluded Liabilities”).

ARTICLE 3.

CLOSING AND PURCHASE PRICE

         3.1. Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement shall take place on the date of execution of this Agreement, or at such other time as the parties agree (the “Closing Date”). The Closing shall take place at the offices of Purchaser in Dallas, Texas, or at such other location as the parties agree or may take place via telecopy exchange of signature pages followed by delivery by nationally recognized courier service of original signed signature pages.

        3.2. Purchase Price. The aggregate purchase price (the “Purchase Price”) for all of the Acquired Assets shall be $5,000,000 in cash. On the Closing Date, Purchaser shall pay the Purchase Price to Seller, payable by wire transfer to an account designated in writing by Seller.

         3.3. Purchase Price Allocation. The Purchase Price (and all other capitalized costs) shall be allocated among the Acquired Assets. Such allocation shall conform to the requirements of Section 1060 of the Internal Revenue Code and the regulations thereunder and any comparable provisions of state or local law. Seller and Purchaser shall jointly complete and separately file Form 8594 with their respective tax returns for the tax year in which the Closing Date occurs in accordance with such allocation. Such allocation shall be agreed upon for tax purposes within 90 days subsequent to the Closing Date. Seller and Purchaser each hereby covenant and agree that it will not take a position on any income, property or other tax return before any governmental agency charged with the collection of any income, property or other tax, or in any judicial proceeding, that is in any way inconsistent with the terms of this Agreement.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF SELLER AND PARENT

        Seller and Parent hereby jointly and severally represent and warrant to Purchaser that as of the date hereof, except as set forth in the disclosure schedule attached hereto (the “Disclosure Schedule”), each of which exceptions shall specifically identify the relevant subsection hereof to which it relates and shall be deemed to be representations and warranties as if made hereunder:

         4.1. Corporate Existence. Each of Parent and Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Seller is qualified to conduct business as a foreign corporation in each state where the conduct of the Business requires it to be so qualified, except where the failure to so qualify would not have a Material Adverse Effect on Seller, which states are listed in Schedule 4.1 of the Disclosure Schedule.

         4.2. Corporate Power; Authorization; Enforceable Obligations. Seller has the corporate power and authority to operate and conduct the Business as it is presently operated and conducted and to own and lease all of the properties and assets related to the Business. Each of Parent and Seller has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated herein. The execution and delivery of this Agreement and the performance of the transactions contemplated herein by Seller and Parent have been duly authorized by all necessary corporate action on the part of Seller and Parent and no approval of the stockholders of Parent is required for the consummation of the transactions contemplated herein. This Agreement and the other agreements, documents and instruments required to be delivered by Seller or Parent, as the case may be, in accordance with provisions hereof (“Seller’s Documents”) have been duly executed and delivered on behalf of Seller or Parent, as the case may be. This Agreement and Seller’s Documents constitute the legal, valid and binding obligations of Seller or Parent, as the case may be, enforceable against Seller or Parent, as the case may be, in accordance with their respective terms, except as enforceability may be subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

         4.3. No Conflict. The execution and delivery of this Agreement and the performance of the transactions contemplated herein by Seller and Parent do not violate, conflict with or result in the breach of any term, condition or provision of, or require the consent of any other person under, (1) any existing Laws to which Seller, Parent, the Acquired Assets or the Business is subject, (2) any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority which is applicable to Seller, Parent, the Acquired Assets or the Business, (3) the charter documents of Seller or Parent, or (4) except as set forth on Schedule 4.3, any mortgage, indenture, agreement, contract, commitment, lease, Plan, authorization, or other instrument, document or understanding, oral or written, to which Seller or Parent is a party or by which any of the Acquired Assets may be bound. Except as aforesaid, no Authorization is required in connection with the execution, delivery or performance of Seller’s or Parent’s obligations under this Agreement.

        4.4. No Third Party Rights. Except for the services to be rendered under the Customer Contracts, General Contracts and Leases, there are no existing agreements, options, commitments or other rights with, of or to any person to acquire any of the Acquired Assets or any interest therein.

         4.5. Books of Account; Financial Statements. The books, records and accounts of Seller maintained with respect to the Business present fairly the transactions and the assets and liabilities of Seller with respect to the Business as of the date set forth in such books, records and accounts. Seller has delivered to Purchaser an unaudited balance sheet as of June 30, 2002 and an unaudited income statement for the fiscal year ended June 30, 2002 (collectively, the “Financial Statements”). The Financial Statements are true and correct in all respects and fairly present in all material respects the financial condition and results of operations of Seller for the periods therein indicated. Seller has no liabilities, whether known or unknown, contingent or non-contingent, except as disclosed on the Disclosure Schedule or the Financial Statements and except as incurred in the ordinary course of business since the date of the Financial Statements.

         4.6. Title to Properties; Sufficiency of Assets. Seller has good, marketable and transferable title to all of the Acquired Assets, free and clear of all mortgages, Liens, pledges, security interests, charges, claims, restrictions and other encumbrances and defects of title of any nature whatsoever, except for Permitted Liens. The Acquired Assets are sufficient for Seller to provide the delivery of transaction services for NXT customers. The Acquired Assets also allow Purchaser to prepare the billing and reporting of customer data. The Acquired Assets do not include the billing or the accounting systems of Parent.

        4.7. Condition of Purchased Equipment. All Equipment and other tangible assets which are included in the Acquired Assets are in good operating condition and repair, subject to normal wear and tear, are usable in the regular and ordinary course of the Business.

         4.8. Compliance with Law; Authorizations. There is no outstanding or, to the knowledge of Seller, threatened order, writ, injunction, or decree of any court, governmental agency, or arbitration tribunal against Seller affecting, involving, or relating in an adverse manner to the Acquired Assets or the Business. Seller has complied with, and to its knowledge, is not in violation of, any Laws affecting, involving, or relating to the Business or the Acquired Assets and Seller has received no notices of any such alleged violation. To Seller’s knowledge, the Authorizations constitute all approvals, authorizations, certifications, consents, variances, permissions, licenses, or permits to or from, or filings, notices, or recordings to or with, U.S. or non-U.S., federal, state, or local governmental authorities that are required for the ownership and use of the Acquired Assets and the conduct of the Business under all applicable Laws. Seller is in compliance with all terms and conditions of such required Authorizations except where the failure to comply with such Authorizations will not have a Material Adverse Effect. All of the Authorizations are in full force and effect, and, to Seller’s knowledge, no suspension or cancellation of any of them is being threatened, nor will any of the Authorizations be affected by the consummation of the transactions described in this Agreement. Nothing herein is intended to relieve Purchaser of its obligation to secure in its own name and have in force such permits, licenses, qualifications and other dispensations or approvals that are required by any governmental authority for Purchaser to conduct the Business.

         4.9. Litigation. No litigation, including any arbitration, investigation or other proceeding of or before any court, arbitrator or governmental or regulatory official, body or authority is pending or, to the knowledge of Seller or Parent, threatened against the Business or which relates to the Acquired Assets or the transactions contemplated herein. Seller is not a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority which may adversely effect the Business, the Acquired Assets or the consummation of the transactions contemplated herein.

         4.10. Customer Contracts. Seller has provided to Purchaser complete copies of all Customer Contracts (including any amendment, addendum, schedule and exhibit thereto), and other than the agreements reflected therein, there are no other oral or written agreements, promises, or understandings with respect to the subject matter thereof. The Customer Contracts are in full force and effect in accordance with their terms, and Seller has not waived any of its rights under the Customer Contracts. Except as set forth on Schedule 4.10, Seller has obtained all necessary consents, waivers and approvals of all parties to each Customer Contract required to consummate the transactions contemplated herein. Seller has not at any time assigned, transferred or otherwise conveyed all or any of its right, title, interest, duties or obligation in, to, under, or with respect to the Customer Contracts nor has it at any time encumbered such rights. There is no existing default on the part of Seller or, to Seller’s knowledge, on the part of any party, in any of the respective material terms and conditions of any of the Customer Contracts, and, to Seller’s knowledge, no event has occurred which, with the passing of time or giving of notice or both, would constitute a default thereunder, and to Seller’s knowledge, no fact or circumstance exists which would entitle any party to terminate any of the Customer Contracts.

         4.11. General Contracts and Leases. The General Contracts and the Leases are all of the contracts between Seller and any third party related to, or used for, the operation of the Business (except for Customer Contracts and Excluded Assets) as currently conducted by Seller. True and complete copies of all Leases and General Contracts in Seller’s possession have been delivered to Purchaser. Each General Contract and Lease is in full force and effect and Seller is not subject to any material default thereunder, which default, with or without notice or lapse of time or both, would result in the termination or permit the other party to terminate the contract, nor is any party obligated to Seller pursuant to any such Lease or General Contract subject to any material default thereunder or in default of payment in excess of thirty (30) days. Seller has not received written notice that Seller has breached, violated or defaulted under, any of the terms or conditions of any Lease or General Contract. Except as set forth on Schedule 4.11, Seller has obtained all necessary consents, waivers and approvals of all parties to each Lease or General Contract required to consummate the transactions contemplated herein.

         4.12. Restrictions on Business Activities. Except as set forth on Schedule 4.12, there is no agreement, commitment, judgment, injunction, order or decree to which Seller is a party and which would by binding on Purchaser upon the consummation of the transactions contemplated herein relating to the Business or the Acquired Assets or otherwise binding upon the Business or Purchaser, which has or may have the effect of prohibiting or impairing the transactions contemplated herein, or the conduct of the Business or impairing the Acquired Assets. Except as set forth on Schedule 4.12, Seller has not entered into any agreement under which the operations of the Business are restricted or which places any restrictions upon Seller with respect to selling services to customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market.

        4.13. Availability of Documents. Seller has made available to Purchaser copies of all documents listed in the schedules hereto or referred to herein. Such copies are true and complete and include all amendments, supplements and modifications thereto or waivers currently in effect thereunder.

        4.14. Payments. Except for a $21,000 bill from Concord EFS, Inc., which Seller is validly contesting and will remain the sole liability of Seller, Seller has paid all obligations due as of the date hereof and incurred in the conduct of the Business.

         4.15. Affiliated Transactions. Except for the transactions contemplated by the Purchase Documents or disclosed on Schedule 4.15 of the Disclosure Schedule, there are no agreements or arrangements between Seller and Parent or other units, divisions, subsidiaries or other Affiliates of Parent which will be binding on the Purchaser after the Closing.

         4.16. Employee Relations. Seller does not have any written employment agreements with any of its employees. There is no labor strike, dispute, slowdown, stoppage, or similar activity pending or, to Seller’s or Parent’s knowledge, threatened against Seller pertaining to the Business. There are no charges, investigations, administrative proceedings, or formal complaints of discrimination (including discrimination based upon sex, age, marital status, race, national origin, sexual preference, handicap or veteran status) pending or, to Seller’s knowledge, threatened before the Equal Employment Opportunity Commission or any federal, state, or local agency or court against Seller pertaining to the Business or the current or former employees of the Business, and, to Seller’s or Parent’s knowledge, no basis for any such charge, investigation, administrative proceeding, or complaint exists.

        4.17. Tax Returns.

         (a) With respect to the Business and the Acquired Assets, all Tax returns of or with respect to any Tax which was required to be filed on or before the Closing Date by or with respect to Seller have been duly and timely filed, (i) each such Tax return is true, correct and complete, (ii) all Taxes which have become due with respect to Seller have been timely paid in full, and (iii) all withholding Tax requirements imposed on or with respect to Seller through and including the Closing Date have been or will be satisfied in full, or in the case of (ii) and (iii) adequate reserves have been provided for and in the case of each of (i) through (iii), except if valid extensions were filed or such Tax is being validly contested. The Seller has withheld or collected from each payment made to any employee, independent contractor, creditor, stockholder or other third party the full amount of all Taxes required to be withheld or collected therefrom and has paid the same to the proper authorities. All persons characterized as independent contractors, and not as employees, were properly so characterized for all purposes under all applicable laws (including their characterization as independent contractors for income and employment tax withholdings and payments).

         (b) There are no pending audits, actions, proceedings, disputes, claims or, to the knowledge of Seller, investigation with respect to or against Seller for or with respect to any Taxes, and no assessment, deficiency or adjustment has been assessed or proposed with respect to any Tax return of or with respect to Seller. The Seller has not agreed to extend the period for assessment and collection of any Taxes.

         (c) “Tax” or “Taxes” means all forms of levies, taxes, customs and other duties normally deemed to be of a fiscal or customs nature, including (a) all taxes levied, imposed or assessed under the Code, or any other statute, rule, ordinance or Law, in the United States or elsewhere; (b) taxes in the nature of sales tax, consumption tax, value added tax, payroll tax, group tax, undistributed profits tax, fringe benefits tax, recoupment tax, withholding tax, land tax, water rates, municipal rates, stamp duties, gift duties or other state, territorial, provincial or municipal charges or impositions levied, imposed or collected by any governmental body; and (c) any additional tax, interest, penalty, charge, fee or other amount of any kind assessed, charged or imposed in relation to the non-, late, short or incorrect payment of the same or the failure to file any return.

         4.18. Intellectual Property Assets. To the knowledge of Seller, none of the Intellectual Property Assets infringes or is alleged to infringe the intellectual property rights of any person. To the knowledge of Seller, there is no infringement by any third person of any of the Intellectual Property Assets. The Intellectual Property Assets are all those used for the operation of the Business as it is currently conducted by Seller. Seller is the owner or licensee of all right, title and interest in and to each of the Intellectual Property Assets, free and clear of all Liens, and has the right to use the Intellectual Property Assets without payment to a third party, other than in respect of licenses listed as a General Contract or License.

        4.19. No Brokers or Finders. Neither Seller nor any of its representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payments in connection with the sale of the Acquired Assets and the transactions contemplated herein, except for fees payable by Parent to Peter J. Solomon Company Limited.

        4.20. Solvency. Seller is not now insolvent and will not be rendered insolvent by the transactions contemplated herein.

ARTICLE 5.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

        Purchaser hereby represents and warrants to Seller as follows:

        5.1. Existence. Purchaser is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware.

         5.2. Partnership Power and Authorization. Purchaser has the partnership power and authority to operate and conduct its business and to own and lease all of the properties and assets related to its business. Purchaser has the requisite partnership power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated herein. The execution and delivery of this Agreement and the performance of the transactions contemplated herein by Purchaser have been duly authorized by all necessary partnership action and no approval of the limited partners of Purchaser is required. This Agreement has been, and the other agreements, documents and instruments required to be delivered by Purchaser in accordance with provisions hereof (“Purchaser’s Documents”) have been, duly executed and delivered on behalf of Purchaser. This Agreement and Purchaser’s Documents constitute the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms except as enforceability may be subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

         5.3. No Conflict. The execution and delivery of this Agreement and the performance of the transactions contemplated herein by Purchaser do not violate, conflict with or result in the breach of any term, condition or provision of, or require the consent of any other person under, (1) any existing Laws to which Purchaser is subject, (2) any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority which is applicable to Purchaser, (3) the charter documents of Purchaser, or (4) any mortgage, indenture, agreement, contract, commitment, lease, Plan, authorization, or other instrument, document or understanding, oral or written, to which Purchaser is a party or by which any of the Acquired Assets may be bound. Except as aforesaid, no authorization is required in connection with the execution, delivery or performance of Purchaser’s obligations under this Agreement.

         5.4. No Brokers or Finders. Neither Purchaser nor any of its representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the sale of the Acquired Assets and the transactions contemplated herein.

ARTICLE 6.

ACTIONS AT CLOSING

        6.1. Closing Deliveries. At the Closing, the parties are taking the following actions:

        (a) Seller or Parent, as applicable, is executing and delivering to Purchaser, as applicable, all of the following documents and agreements:

                 (i) the bill of sale, assignment and assumption agreement substantially in the form attached to this Agreement as Exhibit 6.1(a)(i) (“Bill of Sale, Assignment and Assumption Agreement”);

                 (ii) Master Services Agreement dated of even date herewith between Merchant-Link, LLC and Parent (the “Master Services Agreement”);

                 (iii) Transition Services Agreement dated of even date herewith between Merchant-Link, LLC and Parent (the “Transition Services Agreement”);

                 (iv) assignment forms for all trademarks listed on Schedule 1.1(g); and

                 (v) assignment forms for all URL addresses listed on Schedule 1.1(g).

        (b) Purchaser is executing and delivering or causing to be delivered to Seller or Parent, as applicable, all of the following agreements:

                 (i) Bill of Sale, Assignment and Assumption Agreement;

                 (ii) the Master Services Agreement; and

                 (iii) the Transition Services Agreement.

        (c) Purchaser is paying the Purchase Price to Seller as provided in Section 3.2.

ARTICLE 7.

ADDITIONAL AGREEMENTS

        7.1. Tax Matters.

         (a) Purchaser and Seller agree to give prompt notice to each other of any proposed adjustment to Taxes for periods during all or part of which Seller owned the Acquired Assets or other proceedings involving Seller for such periods. In connection with any such audit or other proceeding, Purchaser shall provide Seller copies of all notices, correspondence, demands, assessments and other documents generated in connection with such audit or other proceeding, and Seller shall have the right, at its expense, to participate in such audit or other proceeding.

         (b) Seller shall timely file any and all required final income Tax returns with appropriate taxing authorities.

         7.2. No Public Announcements. Except as required by law, without the prior consent of the other party, which shall not be unreasonably withheld, neither Purchaser nor Seller shall make any press release or other public disclosure, or make any statement to any customer, supplier, employee or other person with regard to the transactions contemplated herein. Purchaser acknowledges that Parent will be obligated to file this Agreement and to make certain disclosures relating to this transaction under the federal securities laws and agrees that Parent may make such disclosures; provided that Seller shall have the right to approve any press release, such approval not to be unreasonably withheld.

        7.3. Funds Received After Closing.

         (a) Any and all funds received by Seller after Closing in respect of the Business, other than the Purchase Price and the Excluded Assets (or amounts received in respect thereof) shall be remitted to Purchaser immediately upon receipt.

         (b) Any and all funds received by Purchaser after Closing in respect of the Excluded Assets (or amounts received in respect thereof) shall be remitted to Seller immediately upon receipt.

         7.4. Trade Secrets and Know-How. Notwithstanding anything to the contrary set forth herein, the parties acknowledge that due to the overlap between the respective businesses of Parent and Seller there are certain trade secrets and know-how regarding the Assets and the Business in the possession of employees of the Parent and Seller. Accordingly, Parent and Seller, on the one hand, and Purchaser, on the other hand, grant each other non-exclusive, worldwide, perpetual, royalty-free licenses to use such trade secrets and know-how in their respective businesses.

         7.5. Employment. As of the Closing Date, the Purchaser shall offer employment to each of the then current employees of the Seller whose name appears on Schedule 7.5 hereto. Purchaser agrees that such offer of employment will be on terms as close as practicable to the current terms of such employees’ employment with Seller, with respect to base salary or hourly wages. As used herein, “Transferred Employee” shall mean each such employee who accepts such offer. For purposes of determining Transferred Employees’ eligibility for paid time off, such as vacation and sick leave, Purchaser shall include each Transferred Employee’s years of employment with Seller in the calculation. In addition, as it pertains to Transferred Employees, Purchaser agrees to take all reasonable actions to make available to such Transferred Employees, on the first day of the calendar month following their commencement of employment with Purchaser (or immediately, in the event employment commences on the first day of a calendar month), health (and dental and vision as applicable) coverage comparable or equivalent to the health coverage provided to similarly situated employees of Purchaser. In addition, Purchaser shall take all reasonable actions to obtain a waiver of any waiting or pre-existing condition exclusion periods for the applicable Transferred Employees. Health insurance coverage available to the Transferred Employees under this Section 7.5 of the Agreement will be provided under the existing health plans of the Purchaser. Except as otherwise provided in this Section 7.5 of the Agreement, Transferred Employees shall be entitled to fringe benefits commensurate with their respective positions on the same terms as other employees of Purchaser.

         7.6. Non-Disparagement. No party to this Agreement nor any of their Affiliates will, at any time during or after the five (5) year period after the Closing Date, disparage any other party to this Agreement, the Acquired Assets, or the Business.

         7.7. Third Party Consents. To the extent that Seller’s rights under any agreement, contract, commitment, lease, authorization or other Acquired Asset to be assigned to Purchaser hereunder may not be assigned without the consent of another person, which consent has not been obtained as of the Closing Date, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and Seller, at its expense, shall use its commercially reasonable best efforts to obtain any such required consent(s) as promptly as possible; provided that nothing contained herein shall require Seller to make any payment to obtain the subject consent. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Purchaser’s rights under the Acquired Asset in question so that Purchaser would not in effect acquire the benefit of all such rights, Seller, to the maximum extent permitted by law and the Acquired Asset, shall act after the date hereof as Purchaser’s agent in order to obtain for it the benefits thereunder and shall cooperate, to the maximum extent permitted by law and the Acquired Asset, with Purchaser in any other reasonable arrangement designed to provide such benefits to Purchaser.

         7.8. Non-Solicitation. Seller and Parent, on the one hand, and Purchaser, on the other, each covenant and agree that, for a period of two (2) years after the Closing Date, neither they nor any of their Affiliates, directly or indirectly, through an intermediary or otherwise, will employ, induce, solicit for employment, or assist others in employing, inducing or soliciting for employment (collectively, “Solicit”), any individual who is on the Closing Date an employee of the Seller, Parent, or the Business, on the one hand, or Purchaser or Merchant-Link, LLC, on the other; provided that such restriction (a) shall be for a period of five (5) years in the case of any Solicitation by Seller and Parent of any Transferred Employee and (b) shall not apply to (i) any of such employees who respond to a general solicitation for employment (such as a newspaper advertisement); (ii) with respect to either party, any such employee who resigned or was terminated by the other party not less than three (3) months prior the time of employment by the hiring party; or (iii) with respect to Purchaser, any Transferred Employee. In addition, Parent covenants and agrees that, for a period of two (2) years after the Closing Date, Parent and its Affiliates, will not, directly or indirectly, solicit business from MICROS Systems, Inc. (the “Restriction”); provided, however, that the foregoing Restriction shall not apply where Parent solicits business from MICROS Systems, Inc. through Purchaser or its Affiliates.

         7.9. Future Business. Purchaser or its Affiliates as of the date hereof shall purchase goods or services from Parent or its Affiliates during the three (3) years following the Closing Date (the “Synapse Service Period”) in an amount aggregating $3,472,500 (the “Guaranteed Amount”), with Purchaser paying at least $1,000,000 during the first year (in installments of $83,333 per month) following the Closing Date, at least $1,150,000 during the second year (in installments of $95,833 per month) following the Closing Date and at least $1,322,500 during the third year (in installments of $110,208 per month) following the Closing Date. The Guaranteed Amount shall be paid by Purchaser in the amount of the monthly installments as set forth in the preceding sentence commencing on the first full month following the Closing, which monthly installments shall be paid to Parent by direct deposit by the third business day of the applicable month by wire transfer of immediately available funds to the following account of Parent: Fleet Bank Account No. 9418960069; ABA No. 021200339 (such account may be changed by Parent upon prior written notice to Purchaser) with the first such installment being paid on or before September 5, 2002. The parties recognize that, separate and apart from making payment of the Guaranteed Amount, Purchaser may be buying goods or services from Parent during the Synapse Service Period and, therefore, Parent and Purchaser agree that promptly following each three (3) month period during the Synapse Service Period, the parties shall conduct a “true-up” to reconcile any amounts that may be due to Purchaser (based on any overpayments for such goods or services) and Purchaser shall be entitled to a credit in such amount for any future goods or services to be purchased from Parent; provided that if during the applicable one (1) year period Purchaser has not purchased services aggregating the minimum amount for such year, Purchaser shall not be entitled to any credit for future periods, nor shall payments in excess of the minimum amount in any year reduce the minimum amount in subsequent years. Notwithstanding anything to the contrary set forth herein, in order to satisfy the Guaranteed Amount, Purchaser agrees that no more than twenty-five percent (25%) of the Guaranteed Amount will consist of goods purchased by Purchaser from Parent in any applicable twelve (12) month period. Further, notwithstanding the first sentence of this Section 7.9, the services to be purchased by Purchaser or its Affiliates under this Section 7.9 are contingent upon and subject to the terms and conditions including, without limitation, all service levels and pricing terms, as set forth in the Synapse Agreement between Parent and Purchaser dated as of even date herewith (the "Synapse Agreement") and Parent’s compliance in all material respects with the Synapse Agreement.

        7.10. Change of Name. Within fifteen (15) days from the Closing Date Seller will change its corporate name to a name that does not include “NXT.”

         7.11. Deletion of Software. Upon the request of Purchaser, upon termination of the Transition Services Agreement, Parent and Seller shall delete all copies of software included in the Acquired Assets from their computer systems and shall destroy all hard copies of the software, including any source code relating thereto.

         7.12. Refund of Deposit. Upon the termination of the HQ Lease, Purchaser shall refund to Seller such of the $6,800 security deposit as it receives from the landlord at the termination of the HQ Lease, with such payment to be made upon the earlier to occur: (i) April 1, 2003 and (ii) thirty (30) days after the termination of the HQ Lease.

ARTICLE 8.

INDEMNIFICATION

         8.1. Indemnification by Seller and Parent. Seller and Parent, jointly and severally, shall indemnify, defend, and hold harmless Purchaser and its subsidiaries, successors and permitted assigns, and the directors, officers, employees and agents of Purchaser (collectively, the “Purchaser Indemnitees”), at, and at any time after, the Closing Date, from and against any and all demands, claims, actions, or causes of action, assessments, losses, damages, liabilities, costs and expenses, including reasonable fees and expenses of counsel, other expenses of investigation, handling and litigation, and settlement amounts, together with interest and penalties (collectively, a “Loss” or “Losses”), asserted against, resulting to, imposed upon, or incurred by Purchaser Indemnitees, directly or indirectly, by reason of, resulting from, incident to or arising in connection with any of the following:

        (a) Breach of Obligation. Any breach of any representation, warranty, covenant or agreement of Seller and Parent contained in or made pursuant to this Agreement or any of the other agreements or other instruments contemplated hereby and thereby;

        (b) Excluded Liabilities. Any liabilities or obligations of any kind or nature whatsoever, whether accrued, absolute, contingent, or otherwise, known or unknown, arising out of or in connection with any Excluded Assets, or the conduct of the Business or the ownership or use of the Acquired Assets prior to the Closing Date, except for the Assumed Liabilities;

        (c) Fraud or Willful Misconduct. Any fraud or willful misconduct by Seller or Parent in connection with this Agreement, Seller’s Documents or the transactions contemplated herein;

        (d) \ Litigation. Any matter listed in Section 4.9 of the Disclosure Schedule; or

        (e) Bulk Transfers. Any failure to comply with any applicable bulk transfer law.

         8.2. Indemnification by Purchaser. The Purchaser shall indemnify, defend, and hold harmless Seller and Parent, each director, officer, employee and agent of either of them, and their respective heirs, successors, and permitted assigns (collectively, the “Seller Indemnitees”), at, and at any time after, the Closing, from and against any and all Losses asserted against, resulting to, imposed upon, or incurred by Seller Indemnitees, directly or indirectly, by reason of, resulting from, incident to or arising in connection with any of the following:

        (a) Breach of Obligation. Any breach of any representation, warranty, or agreement of Purchaser contained in or made pursuant to this Agreement or any of the other agreements or other instruments contemplated hereby and thereby;

        (b) Assumed Liabilities. Any of the Assumed Liabilities; or

        (c) Post-Closing Operations. The ownership and operation of the Acquired Assets and Business from and after the Closing Date.

         8.3. Notice of Claim. The party entitled to indemnification hereunder (the “Claimant”) shall promptly deliver to the party liable for such indemnification hereunder (the “Obligor”) notice in writing (the “Required Notice”) of any claim for recovery under Section 8.1 or Section 8.2, specifying in reasonable detail the nature of the Loss, and, if known, the amount, or an estimate of the amount, of the liability arising therefrom (the “Claim”). The Claimant shall provide to the Obligor as promptly as practicable thereafter information and documentation reasonably requested by the Obligor to support and verify the Claim asserted, provided that, in so doing, it may restrict or condition any disclosure in the interest of preserving privileges of importance in any foreseeable litigation.

         8.4. Defense. If the facts pertaining to the Loss arise out of the Claim of any third party (other than a member of Purchaser Indemnitees or Seller Indemnitees, whichever is entitled to indemnification for such matter) and indemnification is available by virtue of the circumstances of the Loss, the Obligor must assume the defense or the prosecution thereof, including the employment of counsel or accountants, at its cost and expense. If representation of both the Obligor and the Claimant by such counsel would be inappropriate due to actual or potential differing interests between the Obligor and the Claimant in such proceeding (such as the availability of defenses to the Claimant’s claim for indemnity), the Claimant (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the reasonable fees and expenses to be paid by the Obligor. The Claimant shall have the right to determine and adopt (or, in the case of a proposal by Obligor, to approve) a settlement of such matter in its reasonable discretion, except that Claimant need not consent to any settlement that (a) imposes any non-monetary obligation or (b) Obligor does not agree to pay in full. The Obligor shall not be liable for any settlement of any such Claim effected without its prior written consent, which shall not be unreasonably withheld, delayed, or conditioned. Whether or not the Obligor chooses to so defend or prosecute such Claim, all the parties hereto shall cooperate in the defense or prosecution thereof and shall furnish such records, information, and testimony, and attend such conferences, discovery proceedings, hearings, trials, and appeals, as may be reasonably requested in connection therewith.

        8.5. Limitations. Notwithstanding anything in this Article 8 to the contrary:

         (a) Basket. No indemnification or any other Claim for damages under this Agreement or any other Purchase Documents shall be payable by the applicable party unless and until the aggregate total of all Losses suffered by (a) Purchaser Indemnitees, with respect to indemnification by Seller or Parent, or (b) Seller Indemnitees with respect to indemnification by Purchaser, equal or exceed $50,000 (and in that event payable only for Losses in excess of $50,000) (the “Basket”).

         (b) Maximum Indemnity. In no event shall the liability of either party under this Article 8 exceed the Purchase Price (the “Maximum Indemnity”); provided that this limitation shall not apply to breaches of the first sentence of Section 4.18 (Intellectual Property Assets) hereof.

         (c) Time of Assertion. Subject to the requirements set forth in Section 8.3, no indemnification shall be payable by any party with respect to matters as to which it has not received notice from the Claimant on or before one (1) year from the completion of the transition from Parent’s network data center infrastructure to Purchaser’s network data center but in no event later than December 31, 2003, except that

                 (i) there shall be no limitation on the time during which indemnification may be sought or obtained for Losses based on Excluded Liabilities under Section 8.1(b) or for which indemnification may be sought under Section 8.1(c), Section 8.1(d), Section 8.2(b) or Section 8.2(c) or for Purchaser's breach of its obligations under Section 7.9, or any knowing and willful breach by any party of any provision of this Agreement or any other instrument or agreement to be executed and delivered by such party in connection with the transactions contemplated herein;

                 (ii) the limitation on the time during which indemnification may be sought or obtained shall be 60 days after the expiration of all applicable statutes of limitation (including all periods of extension, whether automatic or permissive) with respect to any breach of the representations and warranties contained in Section 4.17 (Tax Returns) and Section 9.2 (Sales, Transfer and Documentary Taxes); and

                 (iii) the limitation on the time during which indemnification may be sought or obtained shall be extended if a Required Notice of a Claim shall have been timely given under this Article 8 on or before the termination date that would otherwise apply, until the related Claim for indemnification has been satisfied or otherwise resolved as provided in this Article 8.

         (d) The extent to which any Claimant shall be entitled to indemnification hereunder shall be reduced by (i) any tax benefit realized by a Claimant, and (ii) any insurance proceeds received by the Claimant, in each case on account of the claim that the Claimant is seeking to be indemnified, irrespective of the identity of the party that paid for such insurance.

        8.6. Indemnification Exclusive Remedy. In the absence of fraud, and except for non-monetary equitable relief, indemnification pursuant to the provisions of this Article 8 shall be the sole and exclusive remedy of the parties for any breach of any representation or warranty contained in this Agreement.

ARTICLE 9.

MISCELLANEOUS

         9.1. Contents of Agreement; Parties in Interest; etc. This Agreement, which includes the schedules, exhibits and the other documents, agreements, certificates and instruments executed and delivered pursuant to or in connection with this Agreement (collectively, the “Purchase Documents”) sets forth the entire understanding and agreement of the parties hereto with respect to the transactions contemplated herein. Any and all prior or contemporaneous negotiations, agreements, representations, warranties, and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded in their entirety by this Agreement and the other Purchase Documents and shall not create any liability on the part of any party hereto in favor of any other party (or parties), except as otherwise expressly set forth in this Agreement and in the other Purchase Documents.

         9.2. Sales, Transfer and Documentary Taxes, etc. Purchaser shall pay all federal, state and local sales, documentary and other transfer taxes, if any, due as a result of the purchase, sale or transfer of the Acquired Assets in accordance herewith imposed by Law on Seller or Purchaser, and Purchaser shall indemnify, reimburse and hold harmless Seller in respect of the liability for payment of or failure to pay any such taxes or the filing of or failure to file any reports required in connection therewith.

        9.3. Expenses. Each party hereto shall pay its own expenses incidental to the preparation of this Agreement, the carrying out of the provisions of this Agreement and the consummation of the transactions contemplated herein.

         9.4. Contents of Agreement; Parties in Interest; Assignment; etc. This Agreement and the Purchase Documents sets forth the entire understanding of the parties hereto with respect to the transactions contemplated herein. It shall not be assigned, amended or modified except by written instrument duly executed by each of the parties hereto; provided that Purchaser may assign its purchase rights hereunder to an Affiliate. Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

        9.5. Waiver. Any term or provision of this Agreement may be waived at any time by the party entitled to the benefit thereof by a written instrument duly executed by such party.

         9.6. Notices. Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given upon personal delivery, one day after being sent by a nationally recognized overnight delivery service, costs prepaid, or five (5) business days after being sent by registered or certified mail, postage prepaid, as follows:

        If to Purchaser, to:

        Paymentech, L.P.
        1601 Elm Street, Suite 900
        Dallas, Texas 75201
        Attn: John C. Kight

         With a copy to:

        Jackson Walker L.L.P.
        901 Main Street, Suite 6000
        Dallas, Texas 75202
        Attn: Brad L. Whitlock

        If to Seller or Parent, to:

        U.S. Wireless Data, Inc.
        750 Lexington Ave.
        New York, NY 10022-1200
        Attn: Dean Leavitt

        With a copy to:

        Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.
        Chrysler Center
        666 Third Avenue, 15th Floor
        New York, NY 10017
        Attn: Kenneth Koch

or to such other address as the addressee may have specified in a notice duly given to the sender as provided herein.

        9.7. Texas Law to Govern. THIS AGREEMENT SHALL BE GOVERNED BY AND INTERPRETED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS HEREOF.

         9.8. No Benefit to Others. The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto and the Indemnified Purchaser Parties and the Indemnified Seller Parties, and their heirs, executors, administrators, legal representatives, successors and assigns, and they shall not be construed as conferring any rights on any other persons.

         9.9. Headings and Gender. All section headings contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine, or neuter, as the context requires.

        9.10. Definitions.

         (a) Knowledge. The “knowledge” of a person shall include the current actual awareness of such Person, such Person’s officers charged with the responsibility for the matters qualified by the use of the term “knowledge,” and such matters as would be revealed by a review of such Person’s records.

         (b) Affiliate. An “Affiliate” of a particular Person means another Person controlled by, controlling, or under common control with, such Person; provided that with respect to Purchaser, “Affiliate” shall include only those entities directly or indirectly controlled by Purchaser.

         (c) Person. Any reference to a “Person” herein shall include an individual, firm, corporation, partnership, trust, governmental authority or body, association, unincorporated organization or any other entity.

         (d) Material Adverse Effect. “Material Adverse Effect” shall mean, with respect to any entity or group of entities, a material adverse effect on the business, operations, assets, liabilities, financial condition, or results of operations of such entity or group of entities taken as a whole, or on the ability of such entity or group of entities to perform in all material respects its or their obligations hereunder, or which would prevent or materially delay the consummation of the transactions contemplated herein.

         (e) Law. Any reference to “Law” shall mean any federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, regulation, statute or treaty.

        9.11. Severability. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction or any other provision of this Agreement that is otherwise enforceable.

         9.12. Survival of Representations, Warranties, Covenants and Agreements. Notwithstanding any right of Purchaser (whether or not exercised) to investigate the Business or any right of any party (whether or not exercised) to investigate the accuracy of the representations and warranties of the other party contained in this Agreement, Seller and Purchaser have the right to rely fully upon the representations, warranties, covenants and agreements of the other contained in this Agreement.

        9.13. Time of the Essence. Time is of the essence of this Agreement.

         9.14. Counterparts. This Agreement may be executed in any number of counterparts and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Agreement shall become binding when one or more counterparts taken together shall have been executed and delivered by the parties. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.

         9.15. Execution by Facsimile. Any party may deliver an executed copy of this Agreement and any documents contemplated hereby by facsimile transmission to another party, and such delivery shall have the same force and effect as any other delivery of a manually signed copy of this Agreement or of such other documents.

[Signatures follow on the next page]

        IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the date first written above.

Purchaser PAYMENTECH, L.P. By: PTI General Partner, LLC, its General Partner By: /s/ Name: Title: Parent U.S. WIRELESS DATA, INC. By: /s/ Name: Title: Seller NXT CORPORATION By: /s/ Name: Title:

EXHIBIT INDEX

Exhibit         6.1(a)(i)       Bill of Sale, Assignment and Assumption Agreement

SCHEDULE INDEX

Schedule	1.1(a)	Customer Contracts

1.1(b)	Equipment

1.1(c)	General Contracts

1.1(d)	Leases

1.1(f)	Authorizations

1.1(g)	Intellectual Property Assets

1.1(h)	Prepaid Expenses

1.2	Liens

1.3(i)	Excluded Assets

2.1	Assumed Liabilities

4.1	Corporate Existence

4.3	No Conflict

4.10	Customer Contracts - Consent

4.11	General Contracts and Lease

4.12	Restrictions on Business Activities

4.15	Affiliated Transactions

7.5	Employment